Exhibit 99.1


    WOODHEAD INDUSTRIES ANNOUNCES ACQUISITION OF APPLICOM INTERNATIONAL, S.A.

                       ACQUISITION EXPANDS GLOBAL PRESENCE
                            IN INDUSTRIAL AUTOMATION

DEERFIELD, IL., February 2, 2001 -- Woodhead Industries, Inc. (NASDAQ: WDHD) today announced the acquisition of Applicom International, S.A. The terms of the transaction were not disclosed. Located near Normandy, France, Applicom produces software, interface cards and related products that provide communication connections in industrial automation systems. In 2000, Applicom and its subsidiaries had consolidated sales of approximately 62 million French Francs (approx. US$8.8 million)

Philippe Lemaitre, President and Chief Executive Officer, stated, "With the acquisition of Applicom, Woodhead Industries expands its global presence in the marketplace for connectivity solutions. Applicom and our SST subsidiary make Woodhead the number one independent provider of industrial communication solutions. The combination of these two engineering teams will enable us to develop state of the art products more quickly, regardless of the protocol required, and should significantly augment our product offering in the coming months."

In addition to its operations in France, Applicom has subsidiaries in Germany, Italy and the United States. Applicom currently focuses its development efforts on European network technology and high-end Ethernet interface cards. Lemaitre added, "Applicom's strength is in the European-based protocols. Thus, it will become our European development center for bus system software and interface cards."

Woodhead will finance the transaction with cash on hand and bank borrowings. It is anticipated that Applicom will become accretive during the second half of fiscal year 2002.

Jean-Claude Geffroy, Applicom's Chairman stated, "Joining Woodhead Industries will enable Applicom to become a truly international player. Woodhead's North American connectivity sales channels will offer us strong growth opportunities."

This press release contains statements that are forward-looking. These statements are based on current expectations that are subject to risks and uncertainties. In particular, such risks include future actions, prospective products, future performance or results of current or anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, general economic and business conditions, competition, and other issues discussed in our Form 10-K and other SEC filings.

About Woodhead Industries, Inc.

Woodhead Industries, Inc. develops, manufactures and markets electronic and industrial communications products, primarily serving the global automation and control market with connectivity solutions and specialty electrical products. Through its connectivity group, Woodhead provides the industrial automation industry with a single, worldwide source for industrial communications and connectivity solutions. Its product lines, comprised of four recognized industry-leading brands: SST(TM), Brad Harrison(R), mPm(TM), and the new Ethernet addition, RJ Lnxx(TM), make Woodhead the premier supplier of application-specific connectivity solutions.

For further information contact: Robert Fisher, Vice President, Finance and CFO,
(847) 317-2400, e-mail: rfisher@woodhead.com, or http://www.woodhead.com.


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